UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

GNC Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.001

par value per share

(Title of Class of Securities)

36191G107

(CUSIP Number)

Harbin Pharmaceutical Group Co., Ltd

No. 68, Limin West Fourth Street

Limin Development Zone

Harbin, People’s Republic of China

(86) 0451-51961111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons Harbin Pharmaceutical Group Co., Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,065,420 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 56,065,420 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,065,420 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.1%
14	Type of Reporting Person CO

CUSIP No. 36191G107	13D	Page 3 of 18

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Class A common stock, $0.001 par value per share (the “Common Stock”), of GNC Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

Item 2.	Identity and Background

This Schedule 13D is being filed by Harbin Pharmaceutical Group Co., Ltd, a corporation incorporated in the People’s Republic of China (“Harbin”). Harbin is a pharmaceutical and VMS (vitamins, minerals and supplements) company with a focus on the over-the-counter, prescription and VMS businesses. Harbin’s principal offices are located at No. 68, Limin West Fourth Street, Limin Development Zone, Harbin, People’s Republic of China. Set forth on Schedule 1 to this Schedule 13D is the name, business address and present principal occupation or employment and citizenship of each executive officer and director of Harbin.

During the last five years prior to the date hereof, neither Harbin nor, to the best knowledge of Harbin, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

On February 13, 2018, the Issuer entered into a Securities Purchase Agreement (the “Original Purchase Agreement”) with Harbin Pharmaceutical Group Holdings Co., Ltd., whose rights and obligations under the Original Purchase Agreement were subsequently assigned to Harbin. On November 7, 2018, the Issuer and Harbin entered into an amendment to the Original Purchase Agreement (the “Amendment to the Purchase Agreement” and, together with the Original Purchase Agreement, the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, Harbin purchased 100,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”) from the Issuer on November 8, 2018 at a purchase price per share equal to $1,000.00 for a total purchase price of $100,000,000 (the “Initial Issuance”). Furthermore, pursuant to the terms of the Purchase Agreement, Harbin agreed to purchase (i) 50,000 shares of Convertible Preferred Stock from the Issuer on, or, at the election of Harbin, prior to, December 28, 2018 at a purchase price per share equal to $1,000.00 for a total purchase price of $50,000,000 (the “First Subsequent Issuance”) and (ii) 149,950 shares of Convertible Preferred Stock from the Issuer on, or, at the election of Harbin, prior to, February 13, 2019 at a purchase price per share equal to $1,000.00 for a total purchase price of $149,950,000 (the “Second Subsequent Issuance”). Harbin used its own working capital to fund the Initial Issuance and intends to use its own working capital to fund each of the First Subsequent Issuance and the Second Subsequent Issuance.

References to and the description of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Original Purchase Agreement, which is attached hereto as Exhibit A and incorporated by reference herein and of the Amendment to the Purchase Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

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Convertible Preferred Stock

The terms, rights, obligations and preferences of the Convertible Preferred Stock are set forth in the Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of GNC Holdings, Inc. (the “Certificate of Designations”), which was filed with the Secretary of State of the State of Delaware on November 7, 2018.

References to and the description of the Certificate of Designations set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Designations, which is attached hereto as Exhibit C and incorporated by reference herein.

Conversion Rights

At any time and from time to time at their election (a “Voluntary Conversion”), holders of Convertible Preferred Stock have the option to convert such Convertible Preferred Stock into a number of shares of Common Stock calculated by dividing the Liquidation Preference of such share of Convertible Preferred Stock in effect at the time of such conversion by the Conversion Price in effect at the time of such conversion.

“Liquidation Preference” means, with respect to any share of Convertible Preferred Stock on any given date, the Stated Value of such share plus any accumulated and unpaid dividends on such share of Convertible Preferred Stock as of such date.

“Stated Value” means a per share stated value of $1,000.00, subject to increase in connection with the payment of dividends in kind as described below.

“Conversion Price” means a price of $5.35 per share, subject to customary antidilution adjustments. The Conversion Price will be adjusted in the event of certain dividends or distributions in shares of Common Stock or subdivisions, splits and combinations of Common Stock, among other events. If any such event occurs, the number of shares of Common Stock issuable upon conversion may be higher or lower than the initial number of shares designated under the Certificate of Designations.

Voting Rights

Holders of shares of Convertible Preferred Stock are entitled to vote on an as-converted basis with the holders of shares of Common Stock, as a single class, on all matters submitted for a vote of holders of shares of Common Stock. When voting together with the Common Stock, each share of Convertible Preferred Stock will entitle the holder to a number of votes equal to the number of shares of Common Stock issuable upon the conversion of such Convertible Preferred Stock to which such share is entitled as of the applicable record date.

The Certificate of Designations provides that, as long as any shares of Convertible Preferred Stock are outstanding, the Issuer may not, without the prior affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, amend the Issuer’s articles of incorporation, bylaws or other organizational documents, including the Certificate of Designations, in any manner that adversely affects any rights, preferences, privileges or voting powers of the Convertible Preferred Stock or holders of shares of Convertible Preferred Stock.

Dividend Rights

Each holder of Convertible Preferred Stock is entitled to receive cumulative preferential dividends, payable quarterly in arrears, at an annual rate of 6.50% of the Stated Value. Dividends are payable, at the Issuer’s option, in cash from legally available funds or in kind by issuing additional shares of Convertible Preferred Stock with the stated value equal to the amount of payment being made or by increasing the Stated Value of the outstanding Convertible Preferred Stock by the amount per share of the dividend, or a combination thereof.

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Redemption Rights

The Issuer has the right to redeem the Convertible Preferred Stock, in whole or in part, at any time (subject to certain limitations on partial redemptions) following the fourth anniversary of the issue date if the last reported sale price of the Common Stock equals or exceeds 130% of the Conversion Price for each of at least twenty consecutive trading days in any thirty trading day period. The Issuer can make such redemption at a price per share equal to the Liquidation Preference. The Convertible Preferred Stock is perpetual and is not mandatorily redeemable at the option of the holders, except upon the occurrence of a Fundamental Change (as defined in the Certificate of Designations) as described below.

Fundamental Change Rights

Upon the occurrence of a Fundamental Change, each holder of shares of Convertible Preferred Stock will have the option to either (i) cause the Issuer to redeem all of such holder’s shares of Convertible Preferred Stock for cash in an amount per share equal to the Liquidation Preference, or (ii) continue to hold such holder’s shares of Convertible Preferred Stock, subject to any adjustments to the Conversion Price or the number and kind of securities or other property issuable upon conversion resulting from the Fundamental Change and to the Issuer’s or its successors redemption rights described above.

A Fundamental Change is defined in the Certificate of Designations to include, subject to certain exceptions, (i) any person or group becoming a beneficial owner of more than 50% of the voting power of the Issuer, or if the Issuer consummates a transaction whereby the existing stockholders of the Issuer own less than 50% of the Issuer following such transaction, (ii) the stockholders of the Issuer approve a liquidation, dissolution or winding up of the Issuer, or (iii) the Common Stock ceases to be listed on a national securities exchange.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Issuer, holders of shares of Convertible Preferred Stock will be entitled to receive, prior to any distributions on the Common Stock or other capital stock of the Issuer ranking junior to the Convertible Preferred Stock, an amount in cash per share of Convertible Preferred Stock equal to the greater of (i) the Liquidation Preference and (ii) the amount such holder would receive in respect of the number of shares of Common Stock into which a share of Convertible Preferred Stock is then convertible.

Stockholders Agreement

In connection with the Initial Issuance, Harbin entered into a Stockholders Agreement with the Issuer on November 8, 2018 (the “Stockholders Agreement”).

References to and the description of the Stockholders Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders Agreement, which is attached hereto as Exhibit D and incorporated by reference herein.

Board Representation

The Issuer agreed to increase the size of its board of directors (the “Board”) to ten members. Until the Sunset Date, Harbin will have the right to nominate up to two directors to the Board (each, a “Harbin Designee”). The number of Harbin Designees will be adjusted from time to time, not to exceed two, in accordance with the Stockholders Agreement, to equal Harbin’s proportionate ownership of the Issuer. Upon Harbin’s material, uncured breach of certain material terms of the Stockholders Agreement or its failure to consummate the First Subsequent Issuance or Second Subsequent Issuance, Harbin’s nomination right shall be terminated. “Sunset Date” is defined in the Stockholders Agreement to mean (i) prior to the First Subsequent Issuance, the date

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upon which Harbin’s ownership percentage of Common Stock (on an as-converted basis) is less than its ownership percentage as of immediately following the Initial Issuance (without taking into account any decrease in such percentage as a result of actions taken by the Issuer or any exercise, exchange or conversion of any securities of the Issuer) and (ii) following the First Subsequent Issuance, the date on which Harbin’s ownership percentage of Common Stock (on an as-converted basis) is less than 15%.

Board Supermajority Voting

Pursuant to the terms of the Stockholders Agreement, on November 6, 2018 the Issuer amended and restated its bylaws to require that, until the Sunset Date, two-thirds of the Issuer’s directors, including, for so long as Harbin owns at least 25% of the outstanding Common Stock (on an as-converted basis), at least one Harbin Designee, vote in favor of the following matters in order for them to be approved:

•	any alteration, amendment or repeal of any provision of the Issuer’s certificate of incorporation, bylaws or other organizational documents;

•

any creation of a committee of the Board or delegation of authority to a committee of the Board (other than a committee constituted of independent directors formed with respect to a matter for which one or more directors has recused themselves due to a conflict of interest);

•	any extraordinary purchase, repurchase or redemption of capital stock, or any extraordinary dividend or other distribution thereon;

•	any appointment or removal of any director, otherwise than in accordance with the Issuer’s organizational documents and the Stockholders Agreement;

•	any increase or decrease in the size of the Board;

•

the acceptance of any transaction or series of transactions that would (i) result in the stockholders of the Issuer immediately preceding such transaction beneficially owning less than 35% of the total outstanding equity securities of the Issuer (on an as-converted basis) in the surviving or resulting entity of such transaction (measured by voting power or economic interest), (ii) result in any person or group beneficially owning more than 35% of the outstanding equity securities of the Issuer (on an as-converted basis and measured by voting power or economic interest) or (iii) involve a disposition, directly or indirectly, of all or substantially all of the consolidated assets of the Issuer (an “Acquisition”), other than with respect to a sale of 100% of the equity securities of the Issuer to a third party in a transaction in which all stockholders receive the same per share consideration;

•

any amendment or modification of the Issuer’s convertible notes indenture that would cause the conversion price per share of Common Stock for the Issuer’s 1.5% Convertible Senior Notes due 2020 (the “Convertible Notes”) to be less than the Conversion Price;

•

any conversion of the Convertible Notes into Common Stock, or repurchase or redemption of the Convertible Notes in exchange for Common Stock, at a conversion price or purchase price per share of Common Stock that is less than the Conversion Price;

•	any issuance of equity securities senior to or pari passu with the Convertible Preferred Stock; or

•	the commencement of bankruptcy or receivership proceedings, or the adoption of a plan of complete or partial liquidation.

Such voting standard is required, for a period of three years after the closing of the Initial Issuance, for the Board to approve the matters set forth below:

•	the removal or replacement of the Issuer’s Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer or any other executive officer;

•	the incurrence of indebtedness of the Issuer in excess of $10 million in respect of any single transaction or in a series of related transactions; or

•

any other issuance of new equity securities in excess of $10 million in any single transaction or series of related transactions (except pursuant to the First Subsequent Issuance or the Second Subsequent Issuance).

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Voting Requirements

Until the Sunset Date, Harbin is required to vote the shares it beneficially owns in stockholder elections of directors (a) affirmatively in favor of the election of each Harbin Designee, (b) except in a contested election, affirmatively in favor of the election of each Issuer designee and (c) in a contested election, either (at Harbin’s election) consistent with the recommendation of the Board or in the same proportion as the voting securities of the Issuer not beneficially owned by Harbin are voted.

Until the Sunset Date, with respect to a stockholder vote on an Acquisition, Harbin is required to vote the shares it beneficially owns either (at Harbin’s election) consistent with the recommendation of the Board or in the same proportion as the voting securities of the Issuer not beneficially owned by Harbin are voted. Harbin may vote the shares it beneficially owns in its sole discretion in any stockholder vote that occurs within one year of the closing of the Initial Issuance regarding an Acquisition in which the consideration per share of Common Stock is less than $5.35.

For all other matters, until the Sunset Date, Harbin is required to vote the shares it beneficially owns either (at Harbin’s election) consistent with the recommendation of the Board or in the same proportion as the voting securities of the Issuer not beneficially owned by Harbin are voted.

Transfer Restrictions

For two years after the latest to occur of the closing of the Initial Issuance, the First Subsequent Issuance or the Second Subsequent Issuance, Harbin cannot transfer any shares of Common Stock or Convertible Preferred Stock unless the transfer:

•	is approved in advance by a majority of the independent and disinterested members of the Board;

•	is to any Harbin affiliate that is not a competitor of the Issuer and that becomes a party to the Stockholders Agreement;

•	is to the Issuer in connection with a Fundamental Change (as defined in the Certificate of Designations) or redemption pursuant to the Certificate of Designations;

•	is in connection with any Acquisition approved by the Board; or

•	the transfer constitutes a tender into a tender or exchange offer commenced by the Issuer.

After such two year restricted period and until Harbin owns less than 10% of the outstanding Common Stock (on an as-converted basis), Harbin may only transfer its shares of Common Stock or Convertible Preferred Stock in accordance with certain customary restrictions to ensure an orderly market sell down.

Right of First Refusal

Until the Sunset Date, Harbin has the right to purchase any new Common Stock or securities convertible into Common Stock issued by the Issuer, except for those issued in the ordinary course of business (e.g., issuances pursuant to the Issuer’s compensation plans) and those issued in the First Subsequent Issuance and the Second Subsequent Issuance, in an amount necessary to allow Harbin to maintain the same percentage ownership of outstanding Common Stock (on an as-converted basis) as it had prior to such issuance. Harbin will lose such a preemptive right if it intentionally breaches and does not cure within ten business days a material term of the Stockholders Agreement.

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Standstill

Until the Sunset Date, Harbin and its affiliates can not:

•

acquire, offer, agree to acquire or solicit an offer to sell, any beneficial interest in the Issuer, except for certain customary, de minimis exceptions (e.g., acquisitions due to stock splits or stock dividends), pursuant to Harbin’s right of first refusal and pursuant to the First Subsequent Issuance and the Second Subsequent Issuance;

•

make any public announcement or public offer with respect to any merger, business combination, tender or exchange offer, recapitalization, reorganization, restructuring, liquidation, change of control or other similar extraordinary transaction involving the Issuer or any acquisition of all or substantially all the assets of the Issuer (unless such transaction is approved or affirmatively recommended by the Board);

•

make, knowingly encourage or participate in any “solicitation” of “proxies” to vote, or seek to advise or influence the voting of, the Issuer’s voting securities (except, in each case, in a manner that is consistent with the Board’s recommendation);

•

seek (or otherwise act alone or in concert with others) to place a representative on the Board, or seek a removal of any director, in a manner not in accordance with the nomination and voting requirements in the Stockholders Agreement;

•	call a meeting of stockholders of the Issuer or initiate any stockholder proposal;

•	form, join or in any way participate in a “group” pursuant to Section 13(d)(3) of the Act, with respect to equity securities of the Issuer;

•	act alone or in concert with others, in any way, to seek to control, advise, change or influence the management or policies of the Issuer;

•	advise or knowingly assist or encourage any discussions, negotiations, arrangements or agreements with any other person in connection with the foregoing activities;

•	publicly disclose plans, intentions, proposals or arrangements inconsistent with the foregoing activities;

•

provide any financing for the acquisition of any securities or assets of the Issuer, subject to certain exceptions pertaining to debt financing for the transfer of such securities or assets to Harbin or its affiliates;

•	take any actions that Harbin knows or would reasonably be expected to know would require the Issuer to make a public announcement regarding the possibility of an acquisition;

•	deposit any equity securities of the Issuer into a voting trust; or

•	contest the validity of the foregoing.

Notwithstanding the foregoing, the Stockholders Agreement allows Harbin to, among other things, make (i) non-public, confidential proposals to the Board for an Acquisition or (ii) if a definitive agreement with respect to an Acquisition has been publicly announced, public proposals for an alternative Acquisition. In addition, Harbin may make a public proposal for an Acquisition to acquire 100% of the outstanding shares of Common Stock in an all-cash tender offer (x) if, after the closing of the Second Subsequent Issuance, the Issuer’s auditors issue an opinion containing a going concern qualification with respect to a full fiscal year of the Issuer, (y) if the Issuer is in material breach (which is not waived or cured) after the closing of the Second Subsequent Issuance of any financial maintenance covenant in any of its debt instruments or (z) following the eighteen month anniversary of the closing of the Initial Issuance. However, before making any such proposal, Harbin must (A) engage in good faith confidential negotiations with the Board for at least twenty days with respect to such proposal and (B) such proposal must be expressly conditioned upon the approval of either a majority of outstanding shares of Common Stock not beneficially owned by Harbin or an authorized independent special committee of the Board.

Other Provisions

The Stockholders Agreement also provides for:

•	the waiver of the corporate opportunity doctrine with respect to Harbin and its affiliates, including, in certain cases, the Harbin Designees;

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•	certain customary information rights;

•	customary confidentiality obligations;

•	customary representations and warranties by the Issuer and Harbin; and

•	termination on the date on which Harbin’s percentage ownership of outstanding Common Stock (on an as-converted basis) is less than 10%.

Pursuant to the terms of the Purchase Agreement, upon the consummation of the Second Subsequent Issuance, the Issuer and Harbin agreed to amend and restate the Stockholders Agreement (the “Amended and Restated Stockholders Agreement”). The Amended and Restated Stockholders Agreement will be in a form substantially similar to the Stockholders Agreement, except that:

•	the Issuer will agree to increase the size of the Board to eleven members and, prior to the Sunset Date, Harbin will have the right to nominate up to five Harbin Designees;

•	the “Sunset Date” will be defined as the date on which Harbin owns less than 15% of the outstanding Common Stock (on an as-converted basis); and

•

two of the Harbin Designees will be required to be “independent,” provided that if Harbin is only entitled to nominate four Harbin Designees, only one will be required to be “independent” and if Harbin is only entitled to nominate three Harbin Designees, none will be required to be “independent.”

References to and the description of the Amended and Restated Stockholders Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of the Amended and Restated Stockholders Agreement, which is attached hereto as Exhibit E and incorporated by reference herein.

Registration Rights Agreement

Harbin entered into a Registration Rights Agreement with the Issuer on November 8, 2018 (the “Registration Rights Agreement”), which provides certain rights with respect to the registration of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”).

References to and the description of the Registration Rights Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit F and incorporated by reference herein.

Harbin has registration rights with respect to the shares of Common Stock issuable to Harbin upon conversion of the Convertible Preferred Stock, as well as any shares Harbin receives due to a stock split, dividend or other distribution (collectively, the “Registrable Securities”). After the expiration of the two-year lockup described above under “—Stockholders Agreement,” the Issuer is required to file a registration statement, including any prospectus, supplement and amendments, with the Securities and Exchange Commission registering the resale of the Underlying Shares, and use its reasonable best efforts to cause it to be declared effective by the Securities and Exchange Commission within thirty days if it is filed using a Form S-3 or within sixty days if the Issuer must initially file on Form S-1.

Demand Registration Rights

Harbin has the right to deliver five written notices requiring the Issuer to register the requested number of Registrable Securities within thirty or sixty days (each, a “Demand Notice”) in connection with an offering, whether or not consummated, involving the Issuer’s management’s participation in a customary “road show” (each, a “Marketed Offering”). In addition, Harbin has the right to deliver three additional Demand Notices in connection with non-Marketed Offerings. Harbin can not make more than four Demand Notices of any type in a 365-day period. Unless Harbin requests to have registered all of its Registrable Securities, a Demand Notice for a Marketed Offering may only be made if the sale of the Registrable Securities is reasonably expected to result in cash proceeds in excess of $25 million.

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The Issuer has the right to postpone the filing or initial effectiveness of a registration statement twice in any twelve-month period for an aggregate period of not more than ninety days. The Issuer may enact such postponement or suspension only if the registration of the applicable registration statement would (i) require the Issuer to make a disclosure of material, non-public information that the Issuer has a bona fide business purpose for not disclosing or (ii) materially interfere with any bona fide material financing, acquisition, disposition or other similar transaction of the Issuer.

Piggyback Registration Rights

If the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of its Common Stock, other than on a Form S-4 or Form S-8 or filed to effectuate an offering and sale to employees or directors of the Issuer pursuant to an employee stock plan, then Harbin may elect to have the Issuer register a pro rata number of its Registrable Securities in such registration.

Expenses of Registration and Indemnification

The Issuer is responsible for all expenses and fees in connection with the offering and sale of Registrable Securities, except for any underwriting discounts and commissions. The Issuer has also agreed to indemnify Harbin, and its affiliates and representatives from any and all loses, claims, damages, liabilities, costs (including reasonable attorneys’ fees), judgments, fines and penalties arising out of any untrue statement (or alleged untrue statement) or omission (or alleged omission) of material fact in any registration statement or related document incident to such registration, except for any untrue statement (or alleged untrue statement) or omission (or alleged omission) by Harbin, in which case, Harbin has agreed to indemnify the Issuer and its officers and directors against all losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees), judgments, fines and penalties arising out of such untrue statement (or alleged untrue statement) or omission (or alleged omission).

Assignment and Termination

Harbin may not assign the Registration Rights Agreement without the consent of the Issuer and any such assignee must execute a joinder addendum. The Registration Rights Agreement shall terminate (i) with respect to Harbin or any holder of Registrable Securities on the date on which such person ceases to hold Registrable Securities and (ii) with respect to the Issuer, the earlier to occur of (x) the date on which all equity securities have ceased to be Registrable Securities or (y) the dissolution, liquidation or winding up of the Issuer.

China Joint Venture

On November 7, 2018, in connection with and pursuant to the Purchase Agreement, Harbin entered into a Master Reorganization and Subscription Agreement (the “JV Framework Agreement”) by and between the Issuer, GNC Hong Kong Limited, a company established under the laws of Hong Kong (the “HK Company”), GNC (Shanghai) Trading Co., Ltd., a company incorporated in the People’s Republic of China (the “WFOE”), GNC China Holdco, LLC, a Delaware corporation (“GNC China”), Harbin and Harbin Pharmaceutical Hong Kong II Limited, a company established under the laws of Hong Kong (“Harbin HK”). Pursuant to the JV Framework Agreement, among other things, (i) Harbin HK will acquire shares representing 65% of the HK Company’s issued share capital; (ii) the WFOE will transfer its assets and liabilities primarily related to the PRC Business (as defined in the JV Framework Agreement) to a newly formed entity in the People’s Republic of China (the “PRC JV”); (iii) Harbin will acquire shares representing sixty-five percent of the issued and outstanding capital of the PRC JV; and (iv) Harbin will invest $20.0 million in the PRC JV (clauses (i)-(iv) collectively, together with the other transactions contemplated by the JV Framework Agreement, the “JV Transactions”).

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References to and the description of the JV Framework Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the JV Framework Agreement, which is attached hereto as Exhibit G and incorporated by reference herein.

In connection with the JV Framework Agreement, the parties to the JV Framework Agreement expect to enter into the following agreements, each of which is summarized in greater detail below:

•	The Shareholders Agreement, by and among the Issuer, GNC China, Harbin, Harbin HK and the HK Company (the “HK Shareholders Agreement”).

•	The Joint Venture Contract, by and among the Issuer, the GNC PRC Partner, Harbin and the PRC JV (the “PRC Joint Venture Contract”).

•

The Intellectual Property License Agreement, by and among GNC Intellectual Property Holdings, LLC (“GNC IPCo”) and General Nutrition Corporation (“General Nutrition Corp.”) as licensors, on the one hand and the HK Company and the PRC JV, as licensees on the other hand (the “IP License Agreement”).

•

The Product Supply Agreement, by and between General Nutrition Corp., as supplier, on the one hand, and the HK Company and the PRC JV, as purchasers, on the other hand (the “Product Supply Agreement”).

•	The Services Letter Agreement, by and between General Nutrition Corp. and Harbin (the “Services Letter Agreement”).

The closing of the JV Transactions contemplated by the JV Framework Agreement is subject to (i) receipt of customary regulatory approvals, (ii) the consummation and closing of each of the Initial Issuance, the First Subsequent Issuance and the Second Subsequent Issuance and (iii) other customary closing conditions.

The JV Framework Agreement contains custom representations, warranties and covenants, including, among others, covenants by GNC China and the HK Company and their subsidiaries to conduct their businesses in the ordinary course between the date of the JV Framework Agreement and the closing of the JV Transactions contemplated thereby, not to engage in certain kinds of material transactions during such period and to use commercially reasonable efforts to obtain all necessary approvals.

The JV Framework Agreement may be terminated (i) upon the mutual written consent of GNC China and Harbin, (ii) immediately upon the termination of the Purchase Agreement in accordance with its terms, (iii) by either GNC China or Harbin if the closing of the JV Transactions has not occurred on or before February 13, 2019 and (iv) by GNC China or Harbin in certain circumstances, in the event of an uncured breach of the representations, warranties or covenants contained in the JV Framework Agreement.

HK Shareholders Agreement

The HK Shareholders Agreement will be entered into in connection with the closing of the JV Transactions. The HK Shareholders Agreement provides for certain governance terms and other rights and restrictions with respect to the operations of the HK Company.

Directors: Pursuant to the HK Shareholders Agreement, the board of the HK Company will be comprised of five directors. Harbin HK has the right to appoint three of the directors and GNC China has the right to appoint two of the directors. Pursuant to the HK Shareholders Agreement, the directors appointed by Harbin HK and GNC China to the board of the HK Company will also serve on the board of the PRC JV. Each HK Company director is required to have relevant qualifications, background and financial, inventory, management, commercial and other experience with respect to the business of the HK Company. The Chairman of the board will be appointed by action of the HK Company board upon the affirmative vote of a majority of the directors.

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Officers: Harbin HK will have the right to appoint the Chief Executive Officer of the HK Company following reasonable consultation with GNC China, and GNC China will have the right to appoint the Chief Financial Officer of the HK Company following reasonable consultation with Harbin HK.

Voting: Each director will have one vote on the HK Company board, and the board may take action upon the affirmative vote of a majority of the directors. However, approval of the board, including an affirmative vote of both directors appointed by GNC China, is required for the following matters:

•	any change of control of the HK Company or its subsidiaries, including any sale of a majority of the HK Company’s or its subsidiaries’ equity interests or a majority of its consolidated assets;

•	any public offering of the HK Company or its subsidiaries;

•

acquisitions and dispositions by the HK Company or its subsidiaries involving an amount exceeding $15 million (whether by one transaction or by a series of related transactions, including any series of related transactions with the PRC JV or its subsidiaries);

•

the commencement of or consent to any proceeding seeking (A) to adjudicate the HK Company or its subsidiaries as bankrupt or insolvent, (B) liquidation, winding up, dissolution, reorganization, or other arrangement under applicable law relating to bankruptcy, insolvency or reorganization or relief of debtors or (C) the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for the HK Company or its subsidiaries or for any substantial part of its property;

•

any agreements, arrangements or understandings to be entered into by the HK Company or its subsidiaries with either GNC China or Harbin HK or their respective affiliates, except (i) the agreements contemplated by the JV Framework Agreement, (ii) transactions contemplated by the HK Company’s business plan, (iii) those relating to ordinary course of business transactions at arm’s length with aggregate payments (including any payments to the PRC JV or its subsidiaries) below $15 million, and (iv) transactions outside of the ordinary course of business with aggregate payments (including any payments to the PRC JV or its subsidiaries) below $1 million;

•	adoption of the HK Company’s business plan, and any deviation from or amendment of the business plan involving an amount exceeding 10% of the estimated figure of the then year;

•	any capital calls on the parties;

•	any creation, allotment, issuance, redemption or repurchase of any share or grant of any options over, or any other right in respect of, any share of the HK Company or its subsidiaries;

•

except as otherwise set forth in the HK Shareholders Agreement, make any declaration or payment of a dividend or other distribution (whether in cash, stock or in kind) or any reduction of, or other change to, the paid-up share capital of the HK Company or its subsidiaries;

•	other than in the ordinary course of business, any creation of any encumbrance over the shares, assets or undertaking of the HK Company or its subsidiaries;

•

entering into any material joint venture, partnership or agreement or arrangement for the sharing of profits or assets, other than such agreements entered into in the ordinary course of business or on arm’s length basis; and

•	material changes in the nature or business of the HK Company or its subsidiaries.

Transfer Restrictions: Neither GNC China nor Harbin HK may transfer all or any part of its shares or any interest therein, except (i) with the prior written consent of the other shareholder (not to be unreasonably withheld, conditioned or delayed), (ii) to its controlled affiliates, after meeting certain criteria set forth in the HK Shareholders Agreement, (iii) pursuant to a sale of a majority of the voting interests in the Company’s Class A common stock or all or substantially all of the Issuer’s assets determined on a consolidated basis or (iv) pursuant to any transfer of the publicly traded equity interests of the Issuer or Harbin. Notwithstanding the exceptions to the transfer restrictions, neither GNC China nor Harbin HK may transfer its shares in the HK Company, pursuant to clauses (i) and (ii) above, to a competitor of the HK Company. Additionally, if GNC China or Harbin HK seeks to transfer any shares of the HK Company, it must, as a condition to and contemporaneously therewith, transfer a proportionate number of its shares in the PRC JV to the same transferee.

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Preemptive Rights: Under the HK Shareholders Agreement, subject to customary exceptions, each of GNC China and Harbin HK have the right to purchase their respective pro rata portion of new securities sold or issued by the HK Company from time to time.

Termination: The HK Shareholders Agreement may be terminated (i) upon the mutual written consent of GNC China and Harbin HK, (ii) immediately after the initial term of the joint venture (twenty years) unless extended by unanimous approval of the board of the HK Company, (iii) by either GNC China or Harbin HK upon a material breach of the HK Shareholders Agreement by Harbin HK or GNC, respectively, that remains uncured for ninety days.

In the event of a termination at the end of the HK Shareholders Agreement due to a material breach by a party, the non-defaulting party will have the right to purchase from the defaulting party all shares of the HK Company then held by the defaulting party at fair market value.

In the event of a termination at the end of the term of the HK Shareholders Agreement, either party may notify the other party of its intention to purchase all of the other party’s shares of the HK Company at a price based on a proposed valuation of the HK Company. The party receiving such proposal may either accept such proposal or choose to purchase the proposing party’s shares of the HK Company at a price based on the same valuation of the HK Company as was included in the initial proposal.

PRC Joint Venture Contract

The PRC Joint Venture Contract will be entered into in connection with the closing of the JV Transactions. The PRC Joint Venture Contract provides for certain governance terms and other rights and restrictions with respect to the operations of the PRC JV.

The governance terms and other rights and restrictions set forth in the PRC Joint Venture Contract are substantially similar to those found in the HK Shareholders Agreement, as described above.

IP License Agreement

The IP License Agreement will be entered into in connection with the closing of the JV Transactions. Pursuant to the IP License Agreement, GNC IPCo will grant an exclusive, sublicenseable (subject to certain restrictions) trademark license to the PRC JV and the HK Company in order to facilitate the conduct of their businesses in the People’s Republic of China, including in connection with the promotion, sale and distribution of licensed products. General Nutrition Corp. will grant the PRC JV and the HK Company a fully paid-up, royalty free, perpetual, irrevocable, sublicenseable (subject to certain restrictions) and exclusive license under certain licensed know-how and technology to conduct business in the People’s Republic of China, including the right to develop, manufacture, use, sell and commercialize licensed manufactured local products in the People’s Republic of China and to develop new products in the People’s Republic of China. General Nutrition Corp. will retain the right to use the licensed technology to manufacture products in the People’s Republic of China for distribution and sale outside of the People’s Republic of China. The PRC JV and the HK Company will pay GNC IPCo royalties based on the net sales of GNC-licensed products.

The IP License Agreement will continue for twenty years and will thereafter renew upon mutual consent of the PRC JV, the HK Company, GNC IPCo and General Nutrition Corp. for an additional ten year period until terminated in accordance with its terms. The IP License Agreement may be terminated by the PRC JV and the HK Company, on the one hand, or GNC IPCo and General Nutrition Corp., on the other hand, if the other party commits a material breach of the IP License Agreement and does not cure such breach within ninety days of receipt of written notice of breach, which period may be extended by thirty days if the breaching party is using commercially reasonable efforts to cure such breach as promptly as possible.

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The IP License Agreement will survive the termination of the HK Shareholders Agreement and the PRC JV Contract, provided that (i) the PRC JV or the HK Company or its successor continues operation of the business as a going concern and (ii) the HK Shareholders Agreement or the PRC JV Contract, as applicable, was not terminated as a result of (a) a material breach of such agreement by Harbin or Harbin HK or (b) mutual agreement of the parties.

Product Supply Agreement

Pursuant to the Product Supply Agreement, the PRC JV and the HK Company will purchase certain imported products from General Nutrition Corp. to support their brick-and-mortar retail stores, online retailers and other permitted distribution channels. In addition, the PRC JV and the HK Company will be granted an exclusive, sublicenseable (subject to certain restrictions) right and license to market, promote, distribute, offer for sale, sell and import the imported products in the People’s Republic of China.

The Product Supply Agreement will continue for twenty years and will thereafter renew upon mutual consent of the PRC JV, the HK Company and General Nutrition Corp. for an additional ten year period until terminated in accordance with its terms. The Product Supply Agreement may be terminated by the PRC JV and the HK Company, on the one hand, or General Nutrition Corp., on the other hand, if the other party commits a material breach of the Product Supply Agreement and does not cure such breach within ninety days of receipt of written notice of breach, which period may be extended by thirty days if the breaching party is using commercially reasonable efforts to cure such breach as promptly as possible.

The Product Supply Agreement will survive the termination of the HK Shareholders Agreement and the PRC JV Contract, provided that (i) the PRC JV or the HK Company or its successor continues operation of the business as a going concern and (ii) the HK Shareholders Agreement or the PRC JV Contract, as applicable, was not terminated as a result of (a) a material breach of such agreement by Harbin or Harbin HK or (b) by mutual agreement of the parties.

Services Letter Agreement

Pursuant to the Services Letter Agreement, General Nutrition Corp. and Harbin will agree that the PRC JV and the HK Company will require consulting and technical services during its initial stages to manufacture and market products, as well as business support and other services to support the internal operations of their businesses. General Nutrition Corp. and Harbin agree that General Nutrition Corp. will provide these services to the PRC JV and the HK Company and their subsidiaries according to the terms of the Services Letter Agreement.

Pursuant to the Services Letter Agreement, General Nutrition Corp. and Harbin will agree on an initial set of services to be provided to the PRC JV and the HK Company. If either the PRC JV or the HK Company desires General Nutrition Corp. to provide any other services or increase the scope or volume of existing services, it will provide written notice to General Nutrition Corp.

General Nutrition Corp. and Harbin agree to meet every six months after the closing of the JV Transactions contemplated by the JV Framework Agreement to review the scope of services and determine whether, and to what extent, such services may be insourced to either the PRC JV or the HK Company or outsourced to a third-party provider.

Harbin acquired the Convertible Preferred Stock for investment purposes and intends to analyze the operations, capital structure and market of the Issuer on an ongoing basis, including through the analysis of documentation, publicly available information, and discussions with knowledgeable industry and market observers and legal, financial, accounting and other experts and advisors.

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In addition, in seeking to maximize the return on its investment, and subject to the terms of the Stockholders Agreement and the Amended and Restated Stockholders Agreement, as applicable, Harbin is likely to engage in discussions with representatives of the Issuer and other shareholders of the Issuer. In engaging in such discussions, Harbin may from time to time suggest, or take a position with respect to potential changes in operations, management, or capital structure as a means of enhancing shareholder value, any of which may relate to one or more transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Moreover, subject to the terms of the Stockholders Agreement and the Amended and Restated Stockholders Agreement, as applicable, Harbin may consider advocating for or proposing strategic alternatives for the Issuer, including a bid for some or all of the Issuer’s assets or shares, including through a going private transaction. If Harbin considers strategic alternatives for the Issuer, or if Harbin becomes aware that other shareholders of the Issuer or other persons are considering such alternatives, Harbin is likely to engage in discussions with management of the Issuer, potential bidders for the Issuer, potential financing sources, and potential partners or other participants in a bid for some or all of the Issuer’s assets or shares, subject to the terms of the Stockholders Agreement and the Amended and Restated Stockholders Agreement, as applicable. In this regard, Harbin may enter into nondisclosure or other agreements relating to such discussions. While such discussions may relate to or result in one or more transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, given the possible range of investment decisions regarding its status as a continuing holder, potential buyer or potential seller of interests in the Issuer, in many cases such discussions will not represent or result in Harbin formulating a plan or proposal relating to the matter covered by Item 4 of Schedule 13D.

Harbin reserves the right to change its position, views, plans and intentions at any time, and to take any and all actions that it deems appropriate to maximize the value of its investment. Subject to market conditions, valuations, regulatory approvals and the terms of the Stockholders Agreement and the Amended and Restated Stockholders Agreement, as applicable, Harbin may acquire additional securities of the Issuer in open market transactions, privately negotiated transactions or otherwise. There can be no assurance as to when, over what period of time, or to what extent Harbin may decide to increase its ownership interest in the Issuer. Alternatively, Harbin may decided at any time, subject to the terms of the Stockholders Agreement and the Amended and Restated Stockholders Agreement, as applicable, to decrease its ownership interest in the Issuer. Harbin may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Harbin in light of its general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.

Except as set forth herein, Harbin has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock beneficially owned by Harbin is based on 83,884,711 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018.

As further described in Item 3 of this Schedule 13D, Harbin purchased 100,000 shares of Convertible Preferred Stock in the Initial Issuance. Furthermore, pursuant to the terms of the Purchase Agreement, Harbin agreed to purchase 50,000 shares of Convertible Preferred Stock on, or, at the election of Harbin, prior to, December 28, 2018 and 149,950 shares of Convertible Preferred Stock on, or, at the election of Harbin, prior to, February 13, 2019. Pursuant to the terms of the Certificate of Designations, following issuance, each share of Convertible Preferred Stock is immediately subject to conversion into a number of shares of Common Stock calculated by dividing the Liquidation Preference of such share of Convertible Preferred Stock in effect at the time of such conversion by the Conversion Price in effect at the time of such conversion. Using the conversion rate in

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effect immediately following the Initial Issuance, the shares of Convertible Preferred Stock that Harbin (i) acquired from the Issuer in the Initial Issuance or (ii) has the right to acquire from the Issuer within 60 days of the Initial Issuance in the First Subsequent Issuance and the Second Subsequent Issuance, are subject to conversion into 56,065,420 shares of Common Stock at the sole discretion of Harbin. Accordingly, pursuant to Rule 13d-3 of the Act, Harbin may be deemed to beneficially own 56,065,420 shares of Common Stock, which constitutes approximately 40.1% of the outstanding Common Stock of the Issuer.

(d) No one other than the Harbin has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by Harbin as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed February 13, 2018)

Exhibit B	Amendment to the Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed November 7, 2018)

Exhibit C	Form of Certificate of Designations (incorporated by reference from Exhibit A to Exhibit 10.1 to the Issuer’s Form 8-K filed February 13, 2018)

Exhibit D	Stockholders Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed November 14, 2018)

Exhibit E	Form of Amended and Restated Stockholders Agreement (incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K filed November 7, 2018)

Exhibit F	Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K filed November 14, 2018)

Exhibit G	JV Framework Agreement (incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K filed November 14, 2018)

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

Harbin Pharmaceutical Group Co., Ltd

By:	/s/ Hsing Chow
Title:	Authorized Signatory

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Schedule 1

The name and present principal occupation of each of the executive officers and directors of Harbin are set forth below. Each of these persons have as their business address No. 7, Qunli Street, Daoli District, Harbin, People’s Republic of China .

Name	Position with Harbin	Citizenship
Zhenping Zhang	Chairman of the Board & General Manager	People’s Republic of China

Bo Liu	Director, Deputy General Manager & Chief Financial Officer	People’s Republic of China

Xiaodong Meng	Director, Deputy General Manager & Board Secretary	People’s Republic of China

Qingcai Liu	Director	People’s Republic of China

Guancheng Pan	Director	People’s Republic of China

Fanxu Meng	Director	People’s Republic of China

Weixiong Liu	Director	People’s Republic of China

Zhijun Wu	Deputy General Manager	People’s Republic of China

Shuangying Wei	Deputy General Manager	United States of America

Hsing Chow	Deputy General Manager	United States of America

Lei Gao	Deputy General Manager	People’s Republic of China